Competition and Regulation

Competition

Overview

Competition in Australia's telecommunications market began in 1989 when competitors began to provide a limited number of services. In 1991, competition increased with the decision to establish a carrier duopoly and open resale of Telstra's services, particularly national long distance and international telephone services. Competition intensified in 1992 when Optus, now SingTel Optus Proprietary Limited, ("Optus") won the second carrier licence, enabling it to offer unrestricted local, national long distance, analogue mobile and international telephone services. We started offering digital mobile telephone services over our own network in 1993. In the same year, Optus and Vodafone Holdings (Australia) Pty Limited ("Vodafone") began offering those services over their own networks.

On 1 July 1997, the Commonwealth Government introduced the current regulatory regime, which allows for open competition in Australia's telecommunications industry. Since then there has been a significant increase in the number of carriage service providers that have entered the Australian telecommunications market. At 30 June 2002, we supplied services to over 100 wholesale customers who compete in the retail telecommunications market.

From a position of originally being the sole provider of telecommunications products and services in Australia, inevitably, competition has reduced our market share. However, competition has also contributed to overall market telecommunication services growth. We expect both these trends to continue but at lesser rates.

We are permitted to compete in all telecommunications markets throughout Australia. Our competitors are also permitted to compete in all these markets. As convergence becomes more prominent, our competitors may seek to take advantage of their position in one market to enter or improve their position in another market.

Access and local calls

We currently face infrastructure competition in basic access and local call services in the central business districts of the major capital cities and major metropolitan areas. Our main facilities-based competitors are Optus (fixed and mobile), Vodafone (mobile), AAPT Limited (fixed) and Primus (fixed). These carriers and others have established dedicated connections with large business customers, mainly in central business districts. Dedicated connections allow a competitor to direct a business' telecommunications traffic to their own networks, including local, long distance and international calls and data transmission. The availability of local number portability has contributed to the development of facilities-based competition in these markets.

As a result of an ACCC declaration, we are required to offer unconditioned local loop (ULL) services at prices, terms and conditions that can be arbitrated by the ACCC. This may provide a range of additional advantages to our competitors. In addition, the release of spectrum in the 3.4GHz band offers an alternative to fixed line delivery of telephony and data services. This auction, as well as prior auctions of mobile services spectrum, was subject to intense bidding by current and prospective competitors. The Communications Minister may make rules that limit our ability or the ability of others to participate in these auctions.

National long distance and international telephone services

Competition has significantly eroded our market share for national long distance and international telephone services. A number of our competitors own their own switches, lease access and transmission capacity and resell services mainly from Optus and us. Smaller competitors usually only resell complete services.

Carriage service providers must provide their customers with call-by-call selection or "override" dialling and default choice or "preselection" in respect of national long distance, international calls and fixed-to-mobile calls all of which further assist other carriage service providers to compete. See "Competition and Regulation - Regulation" for a discussion of regulatory requirements for preselection.

Wholesale originating and terminating access and transmission services are important for facilities-based provision of national long distance and international telephony services. The pricing of these services influences the development of some of the retail offerings of our competitors.

Competition already exists in the wholesale provision of transmission services on major domestic and international routes. The pricing of these services is dictated by commercial negotiation and is falling as new competitors enter the wholesale market. The regulatory processes also provide a framework to determine terms, conditions and pricing of transmission services, particularly on routes that are not fully competitive.

Mobile telecommunications services

The mobile telecommunications market is one of the most competitive telecommunications markets in Australia and we estimate that market penetration at 30 June 2002 was approximately 64%. As this level of market saturation increases, we expect the rate of further market penetration to slow.

The Commonwealth Government mandated mobile number portability from 25 September 2001. This has allowed customers to change mobile service carriers while retaining their numbers.

Data services

Competition in growth markets such as frame relay and ATM networks is intense, both at retail and wholesale levels. While we are the clear market leader, there are typically 20 general and niche players operating in competition with us.

For more traditional data and leased line products operating in mature markets, competition is less intense and we offer both retail and wholesale products.

In addition, we provide ADSL solutions for both our wholesale and retail customers.

Internet access services

For internet access services, competition is generally based on quality of service, price, speed and availability of local call access and associated information or transaction services. The internet service provider market in Australia is highly competitive, with approximately 700 competing service providers.

Online services

Our online, content and web hosting services are subject to a high level of competition from domestic and international competitors. We seek to differentiate ourselves through a variety of factors, including brand recognition and the entertainment, educational and commercial value of our content. We are meeting customer demand by offering our own content and forging alliances with content providers.

We provide services under a range of brands including telstra.com®, Yellow Pages®, White Pages®, GOeureka™, Whereis™ and CitySearch.

Wholesale services

Telstra Wholesale currently has approximately 110 wholesale customers and 20 wholesale competitors. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers around 30 wholesale-only products for its customers such as PSTN interconnection, Local Carriage Service and a number of ADSL products.

Since June 2001 we have moved from around 20 arbitrations before the ACCC to only two Pay TV arbitrations. These involved C7 and TARBS. At 30 June 2002 there were no disputes concerning Telstra Wholesale. This is a demonstration of the significant progress made in negotiating wholesale deals commercially and expeditiously during fiscal 2002.

Pay television

The pay TV services market is competitive. FOXTEL, of which we own 50%, is the leading pay TV provider in Australia with almost 800,000 subscribers, as at 30 June 2002. FOXTEL is well positioned to compete on the basis of its brand and diverse programme offerings and deliver over both cable (via Telstra) and satellite. FOXTEL continued its consistent history of annual growth with 7.4% growth in subscribers in fiscal 2002.

FOXTEL and Optus Vision are the main providers of pay TV services over cable in largely overlapping areas. FOXTEL also provides satellite services to homes not passed by our cable network.

Austar distributes pay TV through wireless and satellite systems in regional areas and has similar programming to FOXTEL. FOXTEL and Austar compete only in limited areas. While there are no restrictions on FOXTEL entering the Austar territory, many of the program rights held by FOXTEL do not permit it to broadcast that content into the Austar territory. Also, FOXTEL has licensed some programming to Austar on an exclusive basis and FOXTEL may not provide a satellite service containing this programming in areas serviced by Austar. Other pay TV operators offer limited services.

Pay TV providers compete with free-to-air television operators and are prevented by law from holding exclusive broadcast rights to most major sports programmes.

Competition is currently based on a number of factors including programming, brand, price, marketing and service support, means and geographic scope of service delivery.

FOXTEL has historically experienced high customer churn rates. Churn rates over the past year have been at historically low levels and we attribute some of this to the introduction of the AFL service via the launch of the Fox Footy channel on a 24 hour basis.

In September 1999 the ACCC declared an analogue cable subscription television broadcast carriage service. Several potential subscription television competitors have sought access under the declaration and we continue to be engaged in arbitration with these access seekers. The ACCC has not declared a digital service. See "Competition and Regulation - Regulation - Access".

In March 2002 FOXTEL concluded a series of agreements one of which was with Optus Vision to provide FOXTEL programming to Optus for retransmission on their service. If approved by the ACCC, under this agreement, FOXTEL will take over the responsibility for paying the program content obligations of Optus. The ACCC's initial review of the agreement resulted in a determination that the agreement would likely result in a substantial lessening of competition. We and FOXTEL have since presented a number of undertakings to the ACCC to resolve the areas of concern and these continue to be under review by the ACCC.

Also in March 2002 FOXTEL agreed to supply its service to Telstra in order for Telstra to resell the service as part of our bundled offerings along with our consumer telecommunications products. We have subsequently obtained a broadcast licence via a wholly owned subsidiary and have notified the ACCC of a technical third line force caused by selling a bundle of telecommunications services directly along with the Pay TV service via a subsidiary. This notification is with the ACCC for consideration at this time.

The impact of the March 2002 agreements and the subsequent undertakings will considerably expand the number of companies offering a retail payTV product (including Telstra) and much of this will be the FOXTEL product either as a resale product or as content supplied from FOXTEL to other infrastructure operators. We expect this to increase the appeal of FOXTEL and the general penetration of pay TV.

Provided the March 2002 agreements are approved, we anticipate that in fiscal 2003 FOXTEL and Telstra will undertake the digitisation of the HFC network and this will lead to a further expansion of the pay TV product offering.

Advertising, Information and Directory Services

We compete with a variety of domestic and international companies. We expect increasing competition in our advertising directory services business as we continue to maintain the integrated public number database for use by eligible carriage service providers and others wishing to offer competitive advertising directory services, particularly in the online arena. Public number directory publishers may also seek access to the database. We have already experienced increased competition in this business from regional competitors.

Our print directories White Pages® and Yellow Pages®, are key advertising outlets for Governments and businesses, in particular small and medium enterprises across Australia. As such, we operate within the highly competitive Australian advertising market, competing with a range of other media, newspapers, direct marketing and trade publications, among others, which also target a similar customer base.

Payphones

In our payphones business, we expect increasing competition due to new market entrants and indirect competition from increased mobile telephone use.

Regulation

Overview

Some of the major features of the Australian telecommunications regulatory regime are:

    industry specific competition regulation;
    extensive industry specific consumer protection regulation;
    industry codes and standards under a self-regulatory regime;
    no limits on the number of carriers;
    carriage service providers with many of the same access rights and obligations as carriers; and
    limited carrier land access rights and statutory immunities.

Reviews have been undertaken in fiscal 2001 and 2002 on some specific telecommunications regulations with the most significant having been the Productivity Commission's review of telecommunications competition regulation.

Principal industry regulators

The Communications Minister is primarily responsible for telecommunications industry policy and legislation.

The Communications Minister can make rules in connection with the implementation and operation of certain aspects of the regulatory regime and, at his discretion, impose or vary the conditions of a carrier licence. In addition, the Communications Minister has the power under section 159 of the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) to give binding directions to us to take specified action towards ensuring that we comply with that Act. This Ministerial direction power applies in addition to the Ministerial power in Part 3 of the Telstra Act to give such directions in relation to the exercise of powers by us as appear to the Minister to be necessary in the public interest.

The ACCC administers the Trade Practices Act (TPA), regulates competition generally and protects consumers and also includes specific provisions governing the telecommunications industry. The ACCC administers the telecommunications access regime, provisions for controlling anti-competitive conduct and our retail price caps and price control arrangements.

The Australian Communications Authority (ACA) is responsible for regulating the non-competition aspects of the telecommunications industry under the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act including:

    carrier licensing;
    technical regulation;
    quality of service;
    the customer service guarantee (CSG);
    preselection, numbering and number portability;
    the USO;
    the DDS obligation;
    spectrum management; and
    industry codes and standards.

The ACA may give written directions to carriers, carriage service providers and content service providers requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act, their licences, conditions and registered industry codes. Breach of such a direction is subject to a penalty of up to A$10 million.

Both the ACCC and the ACA are independent statutory agencies. The ACCC is not generally subject to the control or direction of the Communications Minister or the Commonwealth. The Communications Minister has a power of direction in relation to the ACA. However, both the ACCC and the ACA can take action regarding the regulation of the telecommunications industry without the prior approval or knowledge of the Communications Minister or the Commonwealth.

The industry also self-regulates through codes and standards

Bodies that represent one or more sections of the industry, such as the ACIF, may develop industry codes governing activities of carriers, carriage service providers and other industry participants. These activities mainly relate to matters affecting:

    consumers;
    inter-carrier operations;
    interconnection and performance of networks;
    radio;
    environmental issues; and
    customer equipment and cabling.

The ACA may register such codes under the Telecommunications Act and direct industry participants to comply with a registered code and, in the absence of a registered code, set mandatory industry standards. If a carrier or carriage service provider does not comply, they may be subject to a penalty of up to A$250,000. The ACIF also has compliance mechanisms for breach by an industry participant of an ACIF code to which the participant agreed, which include non-monetary "public censure" sanctions.

The codes registered under Part 6 of the Telecommunications Act with the ACA at 30 June 2002 are for:

    the handling of life threatening and unwelcome calls;
    call charging and billing accuracy;
    end-to-end network performance;
    preselection;
    commercial churn;
    calling number display;
    complaint handling;
    customer information on prices, terms and conditions;
    billing;
    credit management;
    customer transfer;
    mobile number portability;
    unconditioned local loop service network deployment rules;
    integrated public number database, data provider, data user and IPND manager;
    emergency call services; and
    provision of assistance to national security, enforcement and government agencies.

The Telecommunications Industry Ombudsman (TIO) is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most carriage service providers unless exempted by the ACA.

Carriers, carriage service providers and content service providers

We are a carrier, carriage service provider and a content service provider.

A carrier is any person holding a carrier licence. In general, the owner of network infrastructure must not use the infrastructure to supply telecommunications services to the public unless it holds a carrier licence.

A carriage service provider supplies a telecommunications service to the public using network infrastructure owned by a carrier.

A content service provider is a person who uses a telecommunications service to supply to the public a content service, such as a broadcasting service or an online information or entertainment service.

Competition regulation

Competition rule

In addition to the general requirements of trade practices law, a carrier or carriage service provider must not engage in anti-competitive conduct in breach of the competition rule. A carrier or a carriage service provider may breach the competition rule if it:

    contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market; or
    has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct if necessary.

The ACCC can issue a Part A competition notice if it has reason to believe that a carrier or a carriage service provider has contravened the competition rule. A Part A competition notice need not describe conduct in very specific terms, but may instead describe the general kind of conduct which the ACCC believes is in breach of the competition rule. Any repetition of the conduct while the competition notice is in force can lead to penalties or damages being awarded against the carrier or carriage service provider.

The ACCC can also issue a Part B competition notice. This Part B notice, which the ACCC may issue simultaneously with, or after a Part A notice, will be more detailed than the Part A notice. The sole function of a Part B notice is its evidentiary effect. It is presumptive evidence of the information in it and can be used in court proceedings against the carrier or carriage service provider for penalties or damages.

To issue a competition notice (Part A or Part B) the ACCC need only have a reason to believe that there is a breach of the competition rule, rather than being affirmatively satisfied of a breach of the competition rule after full investigation.

Any person (including a carrier's or carriage service provider's competitors) may apply at any time to the Federal Court for an injunction to restrain anti-competitive conduct, whether or not a competition notice has been issued.

A carrier or a carriage service provider may be liable to pay penalties of up to A$10 million plus A$1 million per day of contravention, and for compensatory damages to affected third parties, if:

    it continues to engage in conduct the subject of a competition notice after the notice comes into effect; and
    the Federal Court finds that the conduct is in breach of the competition rule.

No final decision in relation to a competition notice has yet been handed down by a court.

If the ACCC issues a competition notice, it may also give a carrier or carriage service provider a written notice advising it of the action the ACCC believes should be taken to ensure that the carrier or carriage service provider does not continue to engage in the kind of conduct dealt with in a Part A competition notice. An advisory notice can be issued at the same time as, or after, a Part A competition notice. While such a written notice from the ACCC is of an advisory nature only, in practical terms there may be significant pressure on a carrier or a carriage service provider to comply with the notice given the potential breadth and ambiguity of a Part A competition notice and the ability of the ACCC to revoke a Part A competition notice if the carrier or carriage service provider complies with the advisory notice. Also, a court may have regard to the ACCC's opinion in determining whether a carrier or a carriage service provider is liable for penalties or damages if the court finds it to have been in breach of the competition rule.

On 6 September 2001, we were issued with a Part A competition notice in relation to the price at which we offer our wholesale ADSL service, Flexstream®. The ACCC withdrew the competition notice on 15 May 2002.

No competition notices remain in force against Telstra.

Information gathering powers

The ACCC may seek information from carriers or carriage service providers with substantial market power in the telecommunications industry concerning charges for products and services, including in our case only, charges for basic carriage services, subject to a right of appeal to the Australian Competition Tribunal. The ACCC may publish information concerning charges and services if it is satisfied that there would be a net public benefit in doing so and has a further general power to obtain information in relation to designated telecommunications matters.

Record-keeping rules

The ACCC has in place new financial record-keeping rules. These accounting rules require detailed six-monthly reporting to the ACCC of non-public cost and revenue information in relation to our wholesale and retail services.

The ACCC will be able to refer to this information on our costs and revenues in its market conduct and access investigations. Similar accounting rules apply to both Optus and Vodafone. AAPT and Primus are required to comply with the same rules, but only in relation to retail services.

2000 review

The Productivity Commission commenced a review of the industry specific competition regulation in the TPA in June 2000 and submitted its final report to the Minister (the Treasurer) in late calendar 2001. In its final report, the Productivity Commission recommended the retention of the telecommunications-specific competition regulation only on the basis that a review of the ACCC's decision to issue a competition notice was subject to merits review. In addition the Productivity Commission recommended certain changes to the telecommunications access regime under Part XIC, much of which was designed to encourage the speedy resolution of arbitration decisions.

On 24 April 2002, the Communications Minister announced a series of additional regulatory measures would be introduced in response to the Productivity Commission's report. The Minister said that the Government will be requiring accounting separation of Telstra's wholesale and retail arrangements in order to ensure Telstra's wholesale arm treats all retail providers in an equitable fashion. Further, in August 2002 the Government announced the establishment of an independent panel to assess the telecommunications services in regional, rural and remote Australia. The panel's report may help the Government decide whether to sell its remaining 50.1% shareholding in Telstra.

The Minister also announced that the Government is proposing to remove Telstra's merits appeal rights from the ACCC's final decisions in arbitrations, although they would remain for ACCC decisions on undertakings. ACCC decisions in relation to undertakings and final arbitral determinations have previously been subject to appeal on merits to the Australian Competition Tribunal.

The exact details of those changes have not been announced and their potential impact on Telstra's financial performance is uncertain.

Retail price restrictions

The Government has set retail price controls on some of our services and groups of services that apply from 1 July 2002 to 30 June 2005.

CPI-X or CPI+X price restrictions

We cannot increase the weighted average price of local calls, national long distance and international calls and fixed-to-mobile calls by more than the CPI less 4.5%. If the CPI is less than 4.5%, we are required to reduce our prices accordingly. Previously this cap was set at CPI less 5.5% and the group of services was much broader and included connections, line rental, mobile calls and leased line charges.

We have scope to increase line rental charges by up to CPI+4%. This cap recognises that basic access lines are currently priced at considerably less than the cost to provide the service and that we should be permitted to increase the line rental charge to cover costs, while at the same time reducing call prices which have, in the past, subsidised the below cost line rental.

Connection services continue to be capped so that the charge for them increases by no more than the CPI.

The ACCC has powers to monitor and report on our compliance with price controls.

Local call charges

We and other carriage service providers must offer untimed local calls to:

    residential and charity customers for all local calls; and
    business customers for local voice calls.

We are not permitted to charge more than 40 cents (incl. GST) for a local call from a public payphone. We are not permitted to charge more than 22 cents (incl. GST) for a local call from any other service except where the higher call price is offered as part of a package that offers a lower line rental than the standard line rental. We currently offer the HomeLine™ Budget Plan with a line rental of A$17.50 (A$4.40 less than the standard line rental) and a local call price of 30 cents. The plan suits customers who make very few calls.

We also offer reduced rates for local calls with some of our service plans and discounted neighbourhood call rates.

We continue to be obliged to ensure that:

    our average price for untimed local calls provided to residential/charity customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to residential or charity customers in metropolitan areas in the previous fiscal year; and
    our average price for untimed local calls provided to business customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to business customers in metropolitan areas in the previous fiscal year.
Directory assistance service charges

We cannot impose or alter a charge for our directory assistance services without the approval of the Communications Minister. In October 1999 we commenced charging business and mobile customers for national and long distance directory assistance services after approval of the Minister. Our residential customers continue to receive these directory services without charge.

Access

The ACCC has broad powers to determine those of our services to which competitors will have access and the terms and conditions under which we provide this access.

Declaration of services

The TPA creates an access regime specific to the telecommunications industry. The ACCC may declare telecommunications services or other services that facilitate the supply of a telecommunications service to be "declared services". Carriers and carriage service providers have a qualified right to acquire declared services from other carriers and carriage service providers.

Carriers and carriage service providers must comply with "standard access obligations"

Unless exempted by the ACCC, carriers and carriage service providers who supply declared services to themselves or anyone else must comply with "standard access obligations". They must provide the declared services to carriers, carriage service providers or content service providers who require them in order to provide telecommunications services or content services to end users.

Services not declared are not subject to regulation under this access regime. Therefore, access to non-declared services is a commercial matter, subject only to the general trade practices law.

Current declared services

The ACCC has issued statements listing the following as declared services:

    originating and terminating access for domestic PSTN and ISDN, GSM and CDMA mobile telecommunications networks;
    transmission capacity on all routes (except links between mainland capital cities) on bandwidths of 2, 4, 6, 8, 34/45, 140/155 or higher megabits per second (Mbps);
    digital data access service (domestic carriage of data between exchange or other network facilities and customer premises);
    conditioned local loop service (a bundled service for the supply of unswitched voice transmission capacity in the local loop);
    the diversion of calls made to disused analogue numbers to the customers' new GSM-based numbers;
    an ULL service using unconditioned copper wire in our local loop;
    local PSTN originating and terminating services (which in our view is not materially different from the domestic PSTN originating and terminating access described above);
    local carriage services (in effect, this is local call resale);
    analogue cable subscription television broadcast carriage service; and
    the spectrum sharing service (also known as "line sharing") announced on 30 August 2002.
Terms and conditions of access

A carrier or carriage service provider may give the ACCC access undertakings which set forth the terms and conditions on which it will offer to supply declared services. An undertaking only becomes operative if it is accepted by the ACCC. The terms and conditions (including price) of standard access obligations are to be resolved by commercial negotiations. If negotiations fail but an access undertaking, including the relevant terms and conditions, has been provided by the access provider and has been accepted by the ACCC, the access undertaking will apply. If there is no such undertaking, the ACCC may arbitrate the terms and conditions on which the standard access obligation will be met.

Access arbitrations

There is a detailed regime for ACCC arbitration of access disputes. At present, however, there are no arbitrations involving Telstra's supply of its telephony services. The only two arbitrations in which Telstra is currently involved concern analogue Pay TV services. However, it may be that in the future some of Telstra's wholesale customers will seek an arbitrated decision from the ACCC in relation to the terms and conditions of a declared service.

The ACCC has wide discretion in access disputes to deal with any matter relating to access to the declared service and may terminate an arbitration in certain circumstances.

ACCC decisions in relation to undertakings and final arbitral determinations are currently subject to appeal on the merits to the Australian Competition Tribunal. However, on 24 April 2002, in his press release advising of the Government's proposed response to the Productivity Commission, the Minister announced that the Government is proposing to remove merits appeal rights from the ACCC's final decisions in arbitrations, although they would remain for ACCC decisions on undertakings.

In September 2001, several amendments to the arbitration process were made. These amendments were designed to streamline the way in which the ACCC deals with arbitrations.

Access pricing

The Communications Minister may make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date no ministerial pricing determination has been issued.

The ACCC has published general Access Pricing Principles setting out how the ACCC proposes to approach price issues when considering access undertakings and determining access disputes. In general, the ACCC proposes that the prices of declared services should be cost-based. In particular, it proposes to require access prices for such services to be based on the total service long run incremental cost (TSLRIC) of providing the service.

Local call resale

The ACCC has stated that for local call resale, it is likely to adopt pricing on the basis of our retail price less "average retail" (or avoidable) costs in any access dispute.

PSTN originating/terminating access

The ACCC has made final determinations on PSTN access price for two arbitrations. We appealed these decisions with the Australian Competition Tribunal in September 2000, seeking to have our view of the appropriate price payable for the service considered by the Tribunal. These proceedings have since been settled through commercial agreement.

The ACCC's view on PSTN access costs will also directly impact its view on the cost of provision of ULL and other PSTN based services.

GSM and CDMA termination

The ACCC has issued final pricing principles for GSM termination. These principles tie reductions in the GSM termination rate to downward movements in mobile services retail prices. The ACCC has indicated that the same principles will apply for CDMA termination.

PSTN termination to non-dominant carriers

The ACCC has issued final pricing principles for PSTN Termination to non-dominant Carriers. The ACCC determined that the charges for termination of the non-dominant PSTN networks should be based upon our de-averaged TSLRIC and that no access deficit contribution should be included in the TSLRIC of non-dominant networks. The ACCC also found that where a non-dominant PSTN network has costs significantly lower than those of Telstra's TSLRIC, the ACCC may assess whether an argument exists for looking specifically at the TSLRIC of the particular services of the non-dominant PSTN network.

Unconditioned local loop (ULL)

The ACCC has issued final pricing principles for the declared ULL service based on TSLRIC principles.

Spectrum Sharing Services

The ACCC announced its decision to declare the Spectrum Sharing Service (or "line sharing") on 30 August 2002. We are unaware of the approach that will be used by the ACCC in determining the appropriate price for the service.

Carrier-to-carrier access obligations

Each carrier must provide access on request to other carriers to:

    its customer cabling and customer equipment and facilities (including lines, towers, ducts and land) in place on 30 June 1991 or installed since that date using statutory powers, if it is reasonable to do so;
    information relating to the operation of its networks; and
    its underground ducts and certain of its towers and sites with the aim of ensuring that facilities are collocated on towers and in underground ducts, unless the ACA finds that collocation is not technically feasible.

Access to these facilities and information is on commercially negotiated or arbitrated terms and conditions. We have entered into a number of facilities access agreements with other carriers. The Communications Minister can determine pricing principles for access to customer cabling and equipment, network infrastructure and information relating to the operation of a network, but has not done so to date.

Carriers must also comply with the Facilities Access Code issued by the ACCC in relation to access to underground facilities and certain towers and sites.

Carrier licences

Carrier licences are issued by the ACA. The annual charge for a carrier licence is currently A$10,000 plus a pro rata revenue-based contribution to industry regulatory costs.

All carriers must, as a condition of their carrier licence, comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and the standard access obligations. Any breach of licence conditions is subject to a penalty of up to A$10 million.

The Communications Minister may impose conditions on any carrier licence. The Communications Minister must consult with the carrier before doing so. Our carrier licence currently requires us to:

    provide operator and directory assistance services;
    annually produce, publish and provide an alphabetical telephone directory;
    establish and maintain an integrated public number database and provide access to the database to all carriage service providers;
    ensure reductions in connection and annual charges for certain basic telecommunications services of at least specified amounts if a customer does not rent a handset from us for use with that service;
    have in place and report against an approved industry development plan and comply with the plan to the extent it relates to research and development;
    provide resale (for a limited time) of and/or roaming on, our analogue service to the operators of proposed new digital mobile networks on commercially negotiated or arbitrated terms and conditions; and
    extend an equivalent mobile service to those areas previously served by the analogue network. We are providing this through our CDMA network.

Carriage service provider obligations

A carriage service provider that provides certain basic telecommunications services must provide or arrange for the provision of:

    itemised billing services;
    operator services; and
    directory assistance services to end users.

We must provide operator and directory assistance services to carriage service providers on request, on terms and conditions commercially negotiated or arbitrated terms and conditions. A carriage service provider must supply information for the integrated public number database.

Powers and immunities

A carrier may enter onto land and exercise any of the following powers:

    inspect the land to determine whether the land is suitable for the carrier's purposes;
    install a facility on the land; and
    maintain a facility that is situated on the land.

A carrier may only exercise the power to install a facility if:

    the carrier holds a facility installation permit, which the ACA may only issue subject to stringent conditions;
    the facility has been determined to be a "low impact facility" by the Communications Minister (for example, specified types of underground conduit and cable); or
    the facility is a temporary defence facility.

If we engage in these activities, we must restore land and are liable to pay compensation to land owners for financial loss or damage caused by our activities. We are also subject to a Telecommunications Code of Practice providing for notice and objection mechanisms. The Secretary to the Commonwealth Department of the Environment may impose conditions on some facilities' installation activities.

Facilities other than those described above may only be installed with the permission of the relevant landowner and in compliance with all relevant State, Territory and local laws.

No limitation of tort liability

The ACA has power to impose a cap on our liability in tort for damages claims but has decided not to do so.

Number portability

Number portability allows customers to switch certain services to another carriage service provider but keep the same telephone number.

The ACA numbering plan mandates number portability for some services

The ACA has put in place a numbering plan for Australia. Pursuant to a direction by the ACCC, the plan sets out the following rules:

    local number portability was operational on a trial basis from November 1999 and fully operational by 1 January 2000 as mandated by the ACA. There are a limited number of specific cases where an exemption has been granted;
    Inbound Number Portability affecting all 1800, 1300 and One3 numbers became operational on 30 November 2000; and
    mobile number portability became available from 25 September 2001.
Terms and conditions of supply are negotiated or arbitrated

The terms and conditions on which carriage service providers supply number portability are set by commercial negotiation or arbitration.

The Communications Minister may make a number portability pricing principles determination that would govern any arbitration. However, no such determination has been made to date. In June 1999, the ACCC issued a paper setting out the local number portability pricing principles that it would be inclined to apply if it were required to arbitrate in relation to terms and conditions for the provision of local number portability. These principles state that each carrier or carriage service provider should bear the costs it incurs in its own network to meet the obligation under the numbering plan to provide local number portability.

Mobile number portability

The ACCC's final report on mobile number portability pricing principles only allows us to recover from other carriers or carriage service providers our efficiently incurred transit costs of providing mobile number portability from other carriers or carriage service providers.

Preselection and override codes

Preselection allows customers, while connected to a carriage service provider, to specify another carriage service provider to provide some telecommunications services. Override codes allow a customer to select a different carriage service provider on a call-by-call basis.

Currently, carriage service providers must provide for the preselection of one carriage service provider for the following voice calls:

    national long distance calls;
    fixed-to-mobile calls;
    international calls; and
    some operator services.

An override function for these voice calls must also be provided.

The terms and conditions for provision of preselection are as agreed between the carriage service providers. In the absence of agreement, there is provision for arbitration by an agreed arbitrator or the ACCC.

Analogue network closure

In compliance with a direction by the Communications Minister, aimed at encouraging greater competition, we closed down the analogue AMPS cellular mobile network in the first half of fiscal 2001. The replacement digital CDMA network now covers over 50% more land area than the previous AMPS network. It is notable that, following a detailed independent review, the ACA itself has publicly acknowledged that the CDMA network equals, and in many cases exceeds, the coverage performance of AMPS.

Interception

Carriers are required by law to cooperate with law enforcement agencies in Australia. They must, unless exempted by the Communications Minister, ensure that telecommunications services passing over their networks can be intercepted by agencies that hold an interception warrant. This requirement can lead to delay in the launch of particular carriage services until the services can be made interceptable. Moreover, carriers are required to bear the capital and ongoing costs of implementing interception capability in their networks.

Universal service and digital data service (DDS) obligations

Except for two pilot areas where USO contestability is being trialed (see below), we are currently the national universal service provider for the whole of Australia. This means that we must ensure that standard telephone services and payphones are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business, and that any additional carriage services that might be prescribed by regulation are provided. As part of this obligation, we must make prescribed equipment and services available for persons with a disability for use in connection with a standard telephone service. The current standard telephone service is primarily a carriage service for the purposes of voice telephony that passes a connectivity test. However, although this has not been done to date, additional purposes for the standard telephone service may be prescribed by regulation. If such regulations were made, this would be likely to result in substantial additional costs.

We have also been declared a DDS provider which requires us to ensure that all people in Australia have reasonable access on a commercial basis to a 64 kilobits per second (kbps) ISDN service. Currently, 96% of the Australian population can access ISDN. For the remaining 4% of the population we are required to provide access to a satellite downlink service, with broadly comparable data speed to ISDN, through the special digital data service (SDDS) obligation. These customers may be entitled to a rebate of up to 50% of the price of purchasing and installing the necessary satellite receiving equipment.

In our roles as the national universal service provider, DDS provider and SDDS provider, we are required to submit plans to the Communications Minister on how we will progressively fulfil our USO, DDS and SDDS obligations. The Minister has approved our Policy Statement and Marketing Plan and DDS plans for ISDN and satellite.

The Communications Minister may determine a system to select carriers to be national universal service providers or a regional universal service provider for all or some universal services for particular years.

The net losses that result from supplying loss-making services and from facilitating the satellite subsidy in the course of fulfilling the USO and DDS obligation are required to be shared among all carriers. The Telecommunications Act provides that a universal service provider's net universal service cost as assessed by the ACA is to be shared amongst the universal service provider and other participating carriers on a basis proportional to the eligible revenue of each carrier.

For this purpose, the ACA assesses levy debits (required contributions to recognised USO costs) of other participating carriers, thereby requiring them to make payments into a Universal Service Reserve from which payments are ultimately made to the universal service provider equal to the amount of its corresponding levy credit.

However, current legislation does not ensure that the costs we incur in providing the USO are fully recognised and properly funded by all industry participants. In accordance with the current legislation, the Telecommunications Laws Amendment (Universal Service Cap) Act 1999, the Communications Minister determines the net USO costs. These amounts are usually significantly less than our own assessment of the USO costs. The other participating carriers are required to pay us contributions based on the ACA assessments of their eligible annual revenue. The Communications Minister has also exercised the power to determine the cost of the USO for up to three years in advance - he recently determined costs for fiscal 2002 as A$240 million, fiscal 2003 as A$234.1 million, fiscal 2004 as A$231.7 million and is currently in the process of making a determination for fiscal 2005.

As provider of the USO, we receive no contribution from other carriers for any non-recognised USO costs.

USO contestability

The Telecommunications (Consumer Protection and Service Standards) Act 1999 provides for contestability in the supply of the USO, with multiple service providers (authorised by the ACA) entitled to compete for customers in defined geographic areas and to receive a per-customer subsidy. These arrangements commenced on 1 July 2001 in two pilot regions, with individual subsidies ranging from A$120 to A$1,920 per annum per service in fiscal 2002.

The legislation contains many Ministerial and regulatory agency discretions. These discretions may have a material impact on the nature of the USO, the determined cost of the USO, our share of that cost and industry funding requirements. To date, no carrier (apart from Telstra) has registered to take part in the pilots.

As provided for in the Telecommunications (CPSS) Act 1999, the Minister is currently conducting a review of the pilot arrangements.

Customer service guarantee (CSG)

At the direction of the Communications Minister, the ACA has made mandatory standards for carriage service providers in relation to the connection and restoration of basic telephone services and enhanced call-handling features and the keeping of appointments with customers related to these specific activities. These customer service standards have been in effect since 1 January 1998. Following a direction by the Communications Minister, the ACA issued in May 2000, a new CSG standard that came into effect in July 2000. The new standard only applies to eligible customers with five or less specified telephone services and tightens some connection and restoration timeframes.

The damages payable under the new standard are:

    for a missed appointment, A$12 for a residential or charity customer and A$20 for a business customer; and
    for a delayed connection or repair, A$12 for residential customers and A$20 for business customers for each working day of delay up to five working days and A$40 per working day of delay after that.

However, damages cannot exceed A$25,000 per customer for each contravention.

From August 2000, if a carriage service provider has reason to believe that an event has occurred that is reasonably likely to result in it being liable to pay damages to a customer for a breach of a standard, the carriage service provider must notify the customer and pay those damages, whether by account credit or otherwise, within a prescribed period, whether or not the customer has claimed those damages.

In September 2001 the ACA made some minor amendments to the CSG standard. These included a changed definition of interim services (eg. a fixed mobile service or satellite service) and new provisions which enable a carriage service provider to extend such offers to include other alternative services such as call diversion.

The ACA conducted a review of the CSG Standard in September 2001. This review focussed on a number of recommendations made in the report to Government by the Telecommunications Service Inquiry (Besley Inquiry). Telstra made a detailed submission to the ACA which has now made recommendations to the Communications Minister. The Minister is currently considering the ACA recommendations.

In February 2002 the ACA also made a formal Telecommunications (Performance Standards) Determination under the CSG standard which sets out how offers of alternative services are to be made including information to be given to customers as part of such offers.

Supply terms and conditions

Under a determination made by the ACA, carriage service providers that formulate a standard form of agreement relating to the supply to an ordinary customer by the provider of designated goods and services have been required since March 2000 to provide customers with concise summaries of the terms and conditions on which customers acquire their goods and services. We provide these summaries to existing and new customers.

Offshore Expansion

We own 50% of REACH which, through its wholly owned subsidiary REACH Networks Hong Kong Ltd (REACH Networks), conducts a wholesale connectivity business from Hong Kong. REACH Networks operates a network for the carriage of traffic to and from Hong Kong.

We also own 100% of Joint Venture (Bermuda) No 2 Limited which, through its wholly owned subsidiary Hong Kong CSL conducts a cellular mobile business in Hong Kong. Hong Kong CSL holds a Public Radiocommunication Service licence, which covers the establishment, maintenance and operation of a cellular network in Hong Kong.

Below is a brief outline of the Hong Kong telecommunications regulatory regime and the key regulatory requirements with which REACH Networks and Hong Kong CSL must comply.

Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)

The legislative framework governing the provision of telecommunication services and facilities in Hong Kong is principally based on the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong).

The Telecommunications Ordinance regulates the licensing and control of telecommunications services and telecommunications apparatus and equipment, including fixed wireline and wireless services, public mobile telephone services and certain aspects of internet services.

The Telecommunications Authority (TA) is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. The Office of the Telecommunications Authority (OFTA) was established in 1993 under the Telecommunications Ordinance and its key functions are to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance. The TA's powers include:

    issuing licences;
    making rules and determinations in relation to the provision of telecommunications network services by licensees, including setting interconnection charges on particular routes;
    requiring a licensee to comply with the terms of its license and any applicable legislation; and
    to suspend or revoke licenses as enforcement measures or for the protection of the public interest.
Competition provisions

The telecommunications market in Hong Kong is almost fully liberalised and is now one of the most competitive markets in the world.

Unlike many countries, Hong Kong does not have a general competition law. Anti-competitive behaviour is regulated through industry specific legislation as well as in various licence conditions, which are being gradually phased out.

There is a proposal to regulate the acquisition of carriers in Hong Kong. On 17 May 2002, the Telecommunications (Amendment) Bill 2002 was introduced to the House Committee of the Legislative Council of Hong Kong. The purpose of that Bill is to regulate merger activity in some aspects of the telecommunications industry through empowering the TA to control changes in control to a carrier licensee which have, or are likely to have, the effect of substantially lessening competition in a telecommunications market. In light of submissions received, the House Committee agreed to form a Bills Committee to study that Bill in detail.

Third generation mobile services licence

Hong Kong CSL is one of 4 successful bidders for a third generation mobile services licence at the reserve price.